Exhibit 99.1

New Pacific Metals Announces 2024 Plans for Operations in Bolivia

VANCOUVER, BC, Jan. 31, 2024 /CNW/ - New Pacific Metals Corp. (TSX: NUAG) (NYSE American: NEWP) ("New Pacific" or the "Company") is pleased to outline its 2024 plans for its operations in Bolivia.

Andrew Williams, President and CEO, states: "2024 is expected to be a pivotal year for New Pacific. At our Silver Sand project, we expect to deliver our Preliminary Feasibility Study by mid-year, enabling us to declare mineral reserves for the first time in our Company's history. Simultaneously, with several important initiatives underway, we continue our steady march towards submitting our Environmental Impact Assessment Study. At our Carangas project, we plan to build upon last year's inaugural mineral resource estimate, revealing conceptual economics through an anticipated mid-year release of a Preliminary Economic Assessment."

"In the past year at New Pacific, we have successfully added new project development capabilities while retaining our exploration capacity to strategically expand or reduce risk at our projects and capitalize on new opportunities as they arise. At our Silver Sand and Carangas projects we have made back-to-back greenfield silver discoveries in a country with a rich history of silver mining spanning 500 years. We have also curated a team of Bolivians who are energized to develop responsibly the country's next generation of great silver mines. With our balance sheet recently bolstered by a C$35 million financing, New Pacific has a strong growth foundation in a world with an increasing demand for silver."

Silver Sand Preliminary Feasibility Study

The Preliminary Feasibility Study (the "PFS") in respect of the Company's Silver Sand project is progressing as planned, with an expected delivery by mid-2024. Independent consultants AMC Mining Consultants (Canada) Ltd., NewFields Canada Mining & Environment ULC and Halyard Inc. are actively involved in completing the PFS. Significant milestones achieved include the completion of mine optimization, strategic phasing, processing flowsheet optimization, and tailings trade-off studies. Concurrently, ongoing efforts encompass strategic mine scheduling, tailings and site infrastructure design, and processing plant layout design. We expect the technical route to remain largely consistent with the Preliminary Economic Assessment in respect of the Silver Sand project (the "Silver Sand PEA Technical Report") published in January 2023.  Please see "Cautionary Note Regarding Results of Preliminary Economic Assessment".  For more details on the Silver Sand PEA Technical Report, please refer to the Company's news releases dated February 16, 2023 and January 9, 2023.

Silver Sand Permitting

In May 2023, the Silver Sand project obtained its environmental categorization as a proposed open pit operation from Bolivia's Ministry of Environment and Water, formally commencing the Environmental Impact Assessment Study ("EEIA") process. The Company continues to advance its socialization process with communities located within the Silver Sand project's area of influence and collect wet and dry season environmental baseline data. In addition, the Company is establishing a development fund for sustainable development projects in partnership with local communities, demonstrating its long-term commitment to the region.

After completion of the socialization process, the Company plans to achieve the following:

1)      obtain surface rights through long-term land lease agreements;
2)      finalize a resettlement and compensation plan for impacted families; and
3)      implement measures to safeguard cultural and historical heritage.

Integral to our pathway towards obtaining the EEIA, the Company is establishing a framework to coexist with artisanal and small-scale miners ("ASMs") in areas of the Silver Sand project that do not encroach on our mineral rights. New Pacific recognizes the importance of ASMs to the region's economic and political landscape and is committed to ensuring the shared benefits from a proposed modern mining operation, including access to milling capacity, technology, infrastructure, and capital, are realized. The Company is also undertaking measures, with the assistance of both local government authorities and external contractors, to address the presence of ASMs whose activities do not align with the development objectives of the Silver Sand project.

The Company is also pursuing compliance with the International Finance Corporation's eight performance standards for sustainable development, building on an assessment conducted with an independent consultant last year. This aligns with New Pacific's commitment to responsible mining while providing the ancillary benefit of positioning the project for development by the Company, or another party, upon successful completion of the EEIA process.

Silver Sand Mining Production Contract

The Company continues to engage with the Bolivia state mining corporation, Corporación Minera de Bolivia (the "COMIBOL"), to obtain the ratification and approval of the signed Mining Production Contract (the "MPC") at the Silver Sand project by the Plurinational Legislative Assembly of Bolivia. The Company and COMIBOL have refined the MPC to concentrate exclusively on claims immediately adjacent to the Silver Sand project boundary. This streamlined landholding, while maintaining the core value of the MPC to the Silver Sand project, is anticipated to facilitate progress towards ratification and approval of the MPC.

Carangas Preliminary Economic Assessment

The Preliminary Economic Assessment in respect of the Company's Carangas project (the "Carangas PEA") remains on schedule for completion by mid-2024. The Company and its independent consultants are currently undertaking trade-off studies based on the Mineral Resource Estimate in respect of the Carangas project (the "Carangas MRE").  For more details on the Carangas MRE, please refer to the Company's news releases dated September 5, 2023 and September 18, 2023. There are a variety of open pit mining options under review, all focusing on the higher-grade, near-surface starter pit at the Carangas project that can be mined at a lower strip ratio. Additionally, the Company is undertaking a metallurgical test program to enhance the processing flowsheet and gather valuable data to support the Carangas PEA.

Silverstrike Project

At the Company's Silverstrike project, exploration activities remain on standby as the Company focuses on the programs for the Silver Sand project and Carangas project, as outlined above.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration (the "Qualified Person"), who is a qualified person (as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101")) for the purposes of NI 43-101. The Qualified Person has verified the information disclosed herein using standard verification processes, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties or any limitations on the verification process that could be expected to affect the reliability or confidence in the information discussed herein.

About New Pacific

New Pacific is a Canadian exploration and development company with three precious metal projects in Bolivia. The Company's flagship Silver Sand project has the potential to be developed into one of the world's largest silver mines. The Company is also rapidly advancing its Carangas project towards a Preliminary Economic Assessment. For the Silverstrike project, the Company completed a discovery drill program in 2022.

For further information, please contact:

Andrew Williams, CEO
New Pacific Metals Corp.
1750 – 1066 Hastings Street, Vancouver, BC V6E 3X1, Canada
U.S. & Canada toll-free: 1 (877) 631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive the Company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The results of the preliminary economic assessment (the "PEA") contained in the Silver Sand PEA Technical Report, are preliminary in nature and are intended to provide an initial assessment of the Silver Sand Project's economic potential and development options. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both indicated and inferred mineral resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the inferred mineral resources to be considered in future advanced studies. AMC Mining Consultants (Canada) Ltd. ("AMC Consultants") (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The qualified persons (as defined in NI 43-101) for the PEA for the purposes of NI 43-101 are Mr. John Morton Shannon, P.Geo, General Manage and Principal Geologist at AMC Consultants, Mr. Wayne Rogers, P.Eng, and Mr. Mo Molavi, P.Eng, both Principal Mining Engineers with AMC Consultants, Mr. Andrew Holloway, P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham, P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC, in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants, who estimated the mineral resources. All qualified persons for the PEA have reviewed the disclosure of the PEA herein. The PEA is based on the Mineral Resource Estimate (the "MRE"), which was reported on November 28, 2022. The effective date of the MRE is October 31, 2022. The cut-off applied for reporting the pit-constrained mineral resources is 30 g/t silver. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. Mineral resources are constrained by optimized pit shells at a silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, processing cost of US$16/t, G&A cost of US$2/t, and slope angle of 44-47 degrees. Key assumptions used for pit optimization for the PEA mining pit include silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, incremental mining cost of US$0.04/t (per 10 m bench), processing cost of US$16/t, tailing storage facility operating cost of US$0.7/t, G&A cost of US$2/t, royalty of 6.00%, mining recovery of 92%, dilution of 8%, and cut-off grade of 30 g/t silver.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to, statements regarding: anticipated exploration, drilling, development, construction, and other activities or achievements of the Company, including, but not limited to, the PFS, the MPC, the PEA, the Company's socialization efforts, establishment of a development fund, negotiations with ASMs, and the Company's efforts to comply with the International Finance Corporation's performance standards; inferred, indicated or measured mineral resources or mineral reserves on the Company's projects; timing of receipt of permits and regulatory approvals, including, but not limited to, the EEIA; and estimates of demand for silver.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks that: exploration, drilling, development, construction, and other activities or achievements of the Company, including, but not limited to, the PFS, the MPC, the PEA, the Company's socialization efforts, establishment of a development fund, negotiations with ASMs, and the Company's efforts to comply with the International Finance Corporation's performance standards, will not proceed in the manner anticipated, or at all; inferred, indicated or measured mineral resources or mineral reserves on the Company's projects are not accurate; the timing of receipt of permits and regulatory approvals, including, but not limited to, the EEIA, is not as anticipated; estimates of demand for silver are not as anticipated; and other factors described under the heading "Risk Factors" in the Company's annual information form for the year ended June 30, 2023 and its other public filings. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to administrative mining contracts; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101. Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the United States Securities and Exchange Commission.

Accordingly, information contained in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company's annual information form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 17:15e 31-JAN-24